FORM T-1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) |__|

THE BANK OF NEW YORK TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street
Suite 500
Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

CAPITAL AUTO RECEIVABLES ASSET TRUST 2006-2
(Exact name of obligor as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Deutsche Bank Trust Company Delaware
Montgomery Building
1011 Centre Road, Suite 200
Wilmington, Delaware	19890
Attn: Corporate Trust Department	(Zip code)

Asset-Backed Notes of Capital Auto Receivables Asset Trust 2006-2
(Title of the indenture securities)

1.	General information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency	Washington, D.C. 20219
United States Department of the Treasury

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429
(b)	Whether it is authorized to exercise corporate trust powers.
Yes.
2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

6.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE
     Pursuant to the requirements of the Act, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Houston, and State of Texas, on the 1st day of December, 2006.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/S/ Cindi Garcia
Name:	Cindi Garcia
Title:	Trust Officer

EXHIBIT 6
REPORT OF CONDITION

Consolidating domestic subsidiaries of
THE BANK OF NEW YORK TRUST COMPANY, NA
in the state of CA at close of business on September 30, 2006 published in response to call made by (Enter additional information below)

Statement of Resources and Liabilities

Dollar Amounts in Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	3,188
Interest-bearing balances	0
Securities:
Held-to-maturity securities	56
Available-for-sale securities	64,467
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	49,000
Securities purchased under agreements to resell	128,000
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance	0
Trading Assets	0
Premises and fixed assets (including capitalized leases)	3,808
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Intangible assets:
Goodwill	267,486
Other intangible assets	15,230
Other assets	40,470

Total assets	571,705

REPORT OF CONDITION (Continued)

Dollar Amounts in Thousands
LIABILITIES
Deposits:
In domestic offices	2,039
Noninterest-bearing	2,039
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Tradlng liabilities	0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	58,000
Subordinated notes and debentures	0
Other liabilities	85,004

Total liabilities	145,043

Minority interest in consolidated subsidiaries	0

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	321,520
Retained earnings	104,139
Accumulated other comprehensive income	3
Other equity capital components	0

Total equity capital	426,662

Total liabilities, minority interest, and equity capital	571,705

We, the undersigned directors, attest to the correctness of this	I, William Winkelmann, Vice President

statement of resources and liabilities. We declare that it has been examined	(Name, Title) of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Director #1	Michael Klugman, President

Director #2	Frank Sulzberger, Managing Director

Director #3	Michael McFadden, MD